

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2013

Via E-mail
Gil Borok
Chief Financial Officer
CBRE Group, Inc.
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, CA 90025

> **Re:** **CBRE Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-32205**

Dear Mr. Borok:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Off-Balance Sheet Arrangements, page 64

1.   With respect to your co-investments, please tell us whether the company has provided any guarantees to these funds, has provided voluntary financial assistance to these funds or expects to provide any additional financial support to these funds on a voluntary basis.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 65

Exchange Rates, page 66

2.   We note that your Global Investment Management business has a significant amount of Euro-dominated assets under management and associated revenues and earnings, as well as 40% of your business is transacted in foreign currencies. For each currency for which you have significant exposure, please tell us what consideration you gave to providing a sensitivity analysis that expresses the potential loss in future earnings resulting from hypothetical changes in foreign currency exchange rates.

Item 8. Financial Statements and Supplementary Data, 68

Notes to Consolidated Financial Statements, page 76

2. Significant Accounting Policies, page 76

Warehouse Receivables, page 85

3.   Please tell us how you account for the sale of loans. Your response should include, but not be limited to, the consideration of the loss sharing arrangements. Please refer to paragraph 46 of ASC 860-10-55.

16. Income Taxes, page 127

4.   Given that you identified $191 million of earnings to repatriate in 2012 and 2013, please tell us how you have determined that as of December 31, 2012, your remaining $1.1 billion of undistributed earnings of subsidiaries located outside of the United States continues to be permanently reinvested. Your response should address the reason you have decided to repatriate $191 million in earnings. Further, please tell us what evidence you considered in your determination that your foreign subsidiaries have reinvested and will continue to reinvest the remaining undistributed earnings indefinitely. Refer to ASC Topic 740-30-25.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant